UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

(Amendment No. 7)

Calamos Asset Management, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

12811R104
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
           Rule 13d-1(b)
Rule 13d-1(c)
Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page  of 11 Pages)

SCHEDULE 13G

CUSIP No. 12811R104	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Calamos Family Partners, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 71,748,276 *
	6	SHARED VOTING POWER Not applicable.
	7	SOLE DISPOSITIVE POWER 71,748,276 *
	8	SHARED DISPOSITIVE POWER Not applicable.
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,748,276 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 77.1% *
12		TYPE OF REPORTING PERSON (See Instructions) CO
*
Includes (i) 77.7190% ownership interest in Calamos Investments LLC exchangeable on demand for shares of Class A Common Stock of the issuer; and (ii) 100 shares of Class B Common Stock of the issuer convertible on demand into Shares of Class A Common Stock of the issuer; in each case pursuant to the Second Amended and Restated Certificate of Incorporation of the issuer. Calamos Investments LLC was de-unitized effective March 1, 2009, when the issuer amended its Certificate of Incorporation requiring any exchanges of ownership interests in Calamos Investments LLC to be based on a fair value approach.  Prior to the de-unitization, ownership units in Calamos Investments LLC would have entitled the holder thereof to exchange such units on a one-to-one basis for a shares of Class A Common Stock.  Shares of Class B Common Stock are convertible on a one-to-one basis at the option of the holders thereof.

The share number and corresponding percentage ownership interest noted above in this Schedule 13G do not take into account any decrease in the share number and ownership interest that might result from such valuation in the event of an actual exchange.  Details of the amendment are set forth in the issuer's Schedule 14C filed with the Securities and Exchange Commission on January 12, 2009.

SCHEDULE 13G

CUSIP No. 12811R104	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John P. Calamos, Sr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Citizen of the United States of America.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 72,866,675 **
	6	SHARED VOTING POWER Not applicable.
	7	SOLE DISPOSITIVE POWER 72,866,675 **
	8	SHARED DISPOSITIVE POWER Not applicable.
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,866,675 **
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 78.3% **
12		TYPE OF REPORTING PERSON (See Instructions) IN
**
Includes (i) shares beneficially owned by Calamos Family Partners, Inc. (see notes and figures related to Calamos Family Partners, Inc. stated earlier in this filing); (ii) 0.1984% direct ownership interest in Calamos Investments LLC owned by John P. Calamos, Sr., which is exchangeable on demand for shares of Class A Common Stock of the issuer pursuant to the Second Amended and Restated Certificate of Incorporation of the issuer; and (iii) 935,240.9090 shares of the issuer beneficially owned by John P. Calamos, Sr.

This Amendment No. 7 to Schedule 13G (as so amended the “13G”) is being filed to reflect new ownership percentages of the class of securities of the issuer identified in Item 1 by the Reporting Persons.  The 13G is amended and restated to read in its entirety as follows:

Item 1.

(a)	Name of Issuer:

Calamos Asset Management, Inc.

(b)	Address of Issuer's Principal Executive Offices:

2020 Calamos Court, Naperville, Illinois 60563.

Item 2.

(a)	Name of Person Filing.

This statement is being filed jointly by Calamos Family Partners, Inc. (“CFP”) and John P. Calamos, Sr.  Mr. Calamos is the controlling stockholder of CFP.

(b)	Address of Principal Business Office or, if none, Residence.

Calamos Family Partners, Inc.
2020 Calamos Court, Naperville, Illinois 60563

John P. Calamos, Sr.
2020 Calamos Court, Naperville, Illinois 60563

(c)	Citizenship.

John P. Calamos, Sr. is a citizen of the United States of America.  CFP is a Delaware Corporation.

(d)	Title of Class of Securities.

Class A Common Stock, Par Value $0.01 Per Share

(e)	CUSIP Number.

12811R104

Item 3.	Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount Beneficially Owned:  CFP beneficially owns 71,748,276 * shares of Class A Common Stock.  John P. Calamos, Sr. beneficially owns 72,866,675 ** shares of Class A Common Stock (including the shares beneficially owned by CFP).

(b)	Percent of Class:

77.1%* with respect to CFP; and

78.3%** with respect to John P. Calamos, Sr.

(c)	Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote
71,748,276 * shares of Class A Common Stock with respect to CFP; and 72,866,675 ** shares of Class A Common Stock with respect to John P. Calamos, Sr.

(ii)	shared power to vote or to direct the vote
0

(iii)	sole power to dispose or to direct the disposition of
71,748,276 * shares of Class A Common Stock with respect to CFP; and 72,866,675 ** shares of Class A Common Stock with respect to John P. Calamos, Sr.

(iv)	shared power to dispose or to direct the disposition of
0

*
Includes (i) 77.7190% ownership interest in Calamos Investments LLC exchangeable on demand for shares of Class A Common Stock of the issuer; and (ii) 100 shares of Class B Common Stock of the issuer convertible on demand into Shares of Class A Common Stock of the issuer; in each case pursuant to the Second Amended and Restated Certificate of Incorporation of the issuer. Calamos Investments LLC was de-unitized effective March 1, 2009, when the issuer amended its Certificate of Incorporation requiring any exchanges of ownership interests in Calamos Investments LLC to be based on a fair value approach.  Prior to the de-unitization, ownership units in Calamos Investments LLC would have entitled the holder thereof to exchange such units on a one-to-one basis for a shares of Class A Common Stock.  Shares of Class B Common Stock are convertible on a one-to-one basis at the option of the holders thereof.

The share number and corresponding percentage ownership interest noted above in this Schedule 13G do not take into account any decrease in the share number and ownership interest that might result from such valuation in the event of an actual exchange.  Details of the amendment are set forth in the issuer's Schedule 14C filed with the Securities and Exchange Commission on January 12, 2009.

**
Includes (i) shares beneficially owned by Calamos Family Partners, Inc. (see notes and figures related to Calamos Family Partners, Inc. stated earlier in this filing); (ii) 0.1984% direct ownership interest in Calamos Investments LLC owned by John P. Calamos, Sr., which is exchangeable on demand for shares of Class A Common Stock of the issuer pursuant to the Second Amended and Restated Certificate of Incorporation of the issuer; and (iii) 935,240.9090 shares beneficially owned by John P. Calamos, Sr.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Member of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CALAMOS FAMILY PARTNERS, INC.

Dated: February 14, 2013	By:	/s/ John P. Calamos, Sr.

Name: John P. Calamos, Sr.

Title: President

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2013	/s/ John P. Calamos, Sr.

John P. Calamos, Sr.